DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com
Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863
April 4, 2025

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:   Private Debt & Income Fund; File Nos. 333-286338 and 811-24020

Ladies and Gentlemen:

Private Debt & Income Fund (the “Fund”) has determined that it is in the best interests of the Fund and the public that the Fund’s registration statement on Form N-2 filed on April 2, 2025 (SEC Accession No. 0001580642-25-002083) (the “Registration Statement”) be withdrawn and refiled as pre-effective amendment 3 to the Fund’s registration statement (file numbers 333-283022 and 811-24020). Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Fund hereby requests that the Amendment be withdrawn, and the Fund has authorized DLA Piper LLP to make such request on its behalf. The Fund confirms that no securities were sold pursuant to the Registration Statement.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP